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November 24, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Edgewater Technology, Inc.
Preliminary Revised Consent Statement on Schedule 14A (the “Consent Statement”)
Filed November 23, 2015 by Lone Star Value Investors, LP et al.
File No. 000-20971

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 24, 2015 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Lone Star Value Management, LLC and AMERI Holdings, Inc. (together with the other participants in the solicitation, the “Shareholder Group”), and we provide the following responses on the Shareholder Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

We believe Edgewater’s Board and Management Team are Overcompensated, page 12

1.	We note your response to prior comment 4 and the revised disclosure. Please revise further to disclose the time periods for each CAGR provided.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 12 of the Consent Statement.

2.	Please revise your disclosure to characterize the statement that “Edgewater has displayed volatile and inconsistent financial performance since 2009” as your opinion or belief.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 24, 2015

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 12 of the Consent Statement.

Form of Consent Card

3.	As previously requested, please provide “against” boxes instead of “withhold consent” boxes. See Rule 14a-4(b) and Instruction 2 thereto.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Card accordingly.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Giri Devanur, AMERI Holdings, Inc.
Aneliya S. Crawford, Olshan Frome Wolosky LLP